Mail Stop 6010

        September 22, 2005

Mr. Steven Strasser
President and CEO
Power Efficiency Corporation
3900 Paradise Road, Suite 283
Las Vegas, NV 89109

        Re: Power Efficiency Corporation
Form 10-KSB for the Year Ended December 31, 2004
Forms 10-KSB/A for the Year Ended December 31, 2004
Forms 10-QSB for the Quarters Ended March 31, 2005 and June 30,
2005
   File No. 000-31805

Dear Mr. Strasser:

        We have completed our review of your Form 10-KSB and related
filings and do not, at this time, have any further comments.

        Sincerely,

        Martin F. James
        Senior Assistant Chief
Accountant
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